UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May/2003

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


       Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


          Yes                                             No X

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                  This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding


20 May 2003

RNS

The London Stock Exchange
Old Broad Street
London EC2N 1HP


Dear Sirs

                           Pearson plc (the Company)

In 1999, the Company established the Pearson Reward Plan (the Plan) for the purpose of providing a long term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (shares)
- Pearson Premium Option awards and Pearson Equity Incentive (PEI) awards.

The vesting level of PEI awards is dependent on the Company's performance over a three year period, measured in terms of free cash flow per share. On 8 June 2002, the PEI awards granted in 1999 vested as to 97.2 per cent. of the shares originally comprised in the award. These shares are normally subject to a two-year retention period following vesting. Mourant & Co. Trustees Limited, as trustee of the Pearson Employee Share Ownership Trust, (the Trust) holds sufficient shares to satisfy these PEI awards.

As a result of shares under PEI awards which vested on 8 June 2002 being released early to participants leaving the Pearson group, the number of shares held by the Trust has reduced from 817,567 shares to 788,029 Shares.

No executive directors have called for shares under these PEI awards.

Each of the executive directors of the Company is, for Companies Act purposes, regarded as interested in all the shares held by the Trust. Despite the technical interest in all the shares each executive director will only be entitled to receive from the Trust that number of shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

Yours faithfully

Stephen Jones

Deputy Secretary


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 20 May 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary